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                         Gallop, Johnson & Neuman, L.C.
                          101 South Hanley, Suite 1600
                          Saint Louis, Missouri 63105
                                 (314) 615-6000


                                December 20, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Attn:    Michael Pressman
         Office of Mergers and Acquisitions

         Re:   Maverick Tube Corporation

               Schedule TO-I filed December 2, 2004
               File No.: 5-42504

               Form S-4 filed December 1, 2004
               File No.: 333-120923

Ladies and Gentlemen:

         We are filing herewith, via EDGAR, Amendment No. 1 (the "Amendment") to the above-referenced Registration Statement on Form S-4 (the "Registration Statement") and Amendment No. 1 to the above-referenced Tender Offer Statement on Schedule TO (the "Schedule TO"). Additionally, this letter is to respond to the Staff's letter of comment dated December 15, 2004 (the "Comment Letter") to the undersigned, as counsel for Maverick Tube Corporation (the "Company"), with respect to the Registration Statement and Schedule TO. For your convenience, we have restated herein each of the Staff's comments followed by our client's response thereto. Also, terms not otherwise defined herein shall have the same meanings ascribed to them in the Registration Statement.

SCHEDULE TO-I

1. We are unable to locate the disclosure required by Item 1003(c) of Regulation M-A. Please advise.

         Response: ON BEHALF OF THE COMPANY, WE HAVE CONFIRMED WITH THE STAFF THAT THIS COMMENT IS NOT APPLICABLE TO THE COMPANY'S EXCHANGE OFFER.


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Securities and Exchange Commission
Attn: Michael Pressman
December 20, 2004
Page 2


REGISTRATION STATEMENT

2. Confirm supplementally, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

         Response: THE COMPANY HAS ADVISED US THAT IT APPLIED THE GUIDANCE IN EITF ISSUE NO. 96-19.

GENERAL

3. Supplementally explain to us when, and in what type of transaction, the original notes were first issued.

         Response: THE COMPANY ISSUED $100,000,000 AGGREGATE PRINCIPAL AMOUNT OF THE ORIGINAL NOTES ON JUNE 9, 2003 IN A PRIVATE PLACEMENT IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("RULE 144A"). ON JUNE 20, 2003, THE COMPANY ISSUED AN ADDITIONAL $20,000,000 AGGREGATE PRINCIPAL AMOUNT OF THE ORIGINAL NOTES IN A PRIVATE PLACEMENT IN COMPLIANCE WITH RULE 144A UPON THE EXERCISE OF AN OVER ALLOTMENT OPTION GRANTED TO THE INITIAL PURCHASER. THE COMPANY SUBSEQUENTLY FILED A REGISTRATION STATEMENT ON FORM S-3 TO REGISTER THE RESALE OF THE ORIGINAL NOTES, WHICH SUCH REGISTRATION STATEMENT WAS DECLARED EFFECTIVE ON OCTOBER 30, 2003.

COVER PAGE

4. Please specify the amount of common stock issuable upon conversion of the new securities in the calculation of registration fee table and include this amount on the cover page of the prospectus.

         Response: THE COMPANY HAS MODIFIED THE CALCULATION OF REGISTRATION FEE TABLE TO INCLUDE A SPECIFIC MAXIMUM NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NEW NOTES AND DISCLOSED THIS AMOUNT ON THE COVER PAGE OF THE PROSPECTUS.

5. In addition, supplementally explain why you are not registering the rights associated with the stockholders rights plan discussed on page
         70. If you register the rights, please revise throughout the document and legality opinion.

         Response: THE COMPANY HAS REVISED THE CALCULATION OF REGISTRATION FEE TABLE TO CLARIFY THAT IT IS REGISTERING THE RIGHTS ASSOCIATED WITH THE STOCKHOLDERS RIGHTS PLAN DISCUSSED ON PAGE 70. WE HAVE REVISED OUR LEGALITY OPINION ACCORDINGLY.


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Securities and Exchange Commission
Attn: Michael Pressman
December 20, 2004
Page 3


COVER PAGE

6. The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please revise the red herring legend to accurately reflect that the information is complete. Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

         Response: THE COMPANY HAS REVISED THE RED HERRING LEGEND TO COMPLY WITH THE ANSWER TO QUESTION I.E.2 OF THE JULY 2001 SUPPLEMENT TO THE DIVISION OF CORPORATE FINANCE'S MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS.

7. Include a brief description of your reasons for undertaking the exchange offer, including the new EITF guidance.

         Response: THE COMPANY HAS ADDED A BRIEF DESCRIPTION OF ITS REASONS FOR UNDERTAKING THE EXCHANGE OFFER TO THE COVER PAGE OF THE PROSPECTUS.

WHERE YOU CAN FIND MORE INFORMATION

8. You state that you incorporate by reference all future filings until the date of expiration. Please advise us of your authority for such "forward" incorporation by reference. We note that Schedule TO does not expressly authorize forward incorporation by reference; in fact, the tender offer rules, including Rule 13e-4(c)(3), mandate that new material information be provided in an amended Scheduled TO. Please revise as appropriate.

         Response: THE COMPANY HAS DELETED ALL REFERENCES TO INCORPORATING BY REFERENCE FUTURE FILINGS.

FORWARD-LOOKING INFORMATION

9. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in
         Section I.M. of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

         Response: THE COMPANY HAS DELETED ALL REFERENCES TO THE SAFE HARBOR PROVIDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT.


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Securities and Exchange Commission
Attn: Michael Pressman
December 20, 2004
Page 4


10. Delete the statement that you have no obligation to update forward-looking information. In that alternative, explain how this position is consonant with your disclosure obligations. See Rule 13e(4(e)(3).

         Response: THE COMPANY HAS DELETED THE STATEMENT THAT IT HAS NO OBLIGATION TO UPDATE FORWARD-LOOKING INFORMATION.

THE EXCHANGE OFFER, PAGE 2

11. Clarify that the exchange will result in the Company reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.

         Response: THE COMPANY HAS ADDED DISCLOSURE THAT IT BELIEVES CLARIFIES THAT THE EXCHANGE GENERALLY WILL RESULT IN THE COMPANY REPORTING HIGHER EPS (RETROACTIVELY AND PROSPECTIVELY) THAN IF THE EXCHANGE DID NOT OCCUR. IN RESPONSE TO THE STAFF'S REQUEST THAT THE COMPANY GIVE AN EXAMPLE OF WHAT THE EFFECT OF 2003 REPORTED EPS WOULD BE IF THE EXCHANGE DID NOT OCCUR, WE, ON BEHALF OF THE COMPANY, ADVISED THE STAFF THAT USING 2003 REPORTED EPS TO DEMONSTRATE THE EFFECT OF THE EXCHANGE OFFER WOULD BE INAPPROPRIATE AS THE RESULT WOULD BE ANTIDILUTIVE BECAUSE OF THE FACT THAT THE OLD NOTES WERE OUTSTANDING FOR ONLY APPROXIMATELY SIX MONTHS OF 2003. BASED ON FURTHER DISCUSSION WITH THE STAFF, THE STAFF ADVISED US THAT USING 2004 REPORTED EPS INFORMATION FOR COMPARATIVE PURPOSES MAY BE SUFFICIENTLY RESPONSIVE TO THEIR COMMENT. AS A RESULT, THE COMPANY INCLUDED DISCLOSURE THAT DEMONSTRATES THE IMPACT OF THE EXCHANGE OFFER ON THE 2004 REPORTED EPS INFORMATION.

MATERIAL DIFFERENCES BETWEEN THE OLD NOTES AND NEW NOTES, PAGE 6

12. Revise the summary of material differences of the debentures to summarize the material risks of the new notes where those risks differ from the risks of the old notes. In this regard, we note that your disclosures beginning on page 13 appear to describe risks associated with the new debentures only without contrasting them to risks currently existing under the outstanding debentures.

         Response: THE COMPANY HAS REVISED THE SUMMARY OF MATERIAL DIFFERENCES OF THE NOTES BY INCLUDING A SUMMARY OF THE RISKS OF THE NEW NOTES THAT DIFFER FROM THE RISKS OF THE OLD NOTES.

13. In addition, describe the effect on the Company's liquidity and capital resources from the cash settlement provisions of the new debentures, and discuss the means by which the


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Securities and Exchange Commission
Attn: Michael Pressman
December 20, 2004
Page 5


         Company reasonably expects to finance the cash requirement resulting from conversion of the new debentures.

         Response: THE COMPANY HAS REVISED THE SUMMARY OF MATERIAL DIFFERENCES OF THE NOTES BY INCLUDING A DISCUSSION OF THE IMPACT OF THE CASH PAYMENT OBLIGATION UPON THE LIQUIDITY AND CAPITAL RESOURCES OF THE COMPANY AND OF HOW THE COMPANY REASONABLY EXPECTS TO FINANCE THIS OBLIGATION.

RISK FACTS, PAGE 14

YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING NEW NOTES, PAGE 14

14. Revise your risk factor and the risk factor subheading to emphasize the potential adverse consequences of your "position" being incorrect. In that regard, we note that you do not reference the potential taxable nature of the transaction.

         Response: THE COMPANY HAS REVISED THE RISK FACTOR SUBHEADING AND HAS INCLUDED A CROSS-REFERENCE TO A RISK FACTOR THAT DISCUSSES IN DETAIL THE POTENTIAL TAXABLE NATURE OF THE TRANSACTION. SEE ALSO OUR RESPONSE TO COMMENT NO. 18.

CONDITIONS FOR COMPLETION OF THE EXCHANGE OFFER, PAGE 29

15. We note that you reserve the right to terminate the offer in the event a condition is triggered "regardless of the circumstances giving rise to the failure of the conditions." Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please confirm your understanding of our position.

         Response: THE COMPANY CONFIRMS ITS UNDERSTANDING OF THE STAFF'S POSITION THAT ALLOWING ACTS OR OMISSIONS BY THE COMPANY TO TRIGGER A CONDITION TO THE OFFER MAY RENDER THE OFFER ILLUSORY IN THAT THE CIRCUMSTANCES GIVING RISE TO THE EXISTENCE OF A CONDITION ARE WITHIN THE CONTROL OF THE COMPANY.

EXCHANGE AGENT, PAGE 35

16. You state that Banc of New York will be paid "reasonable and customary fees." Revise your disclosure to quantify the compensation as required by Item 1009, of Regulation M-A for each entity named in this section. Provide corresponding disclosure for your dealer manager.


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Securities and Exchange Commission
Attn: Michael Pressman
December 20, 2004
Page 6


         Response: THE COMPANY HAS REVISED ITS DISCLOSURE TO QUANTIFY THE COMPENSATION FOR THE BANK OF NEW YORK, THE COMPANY'S EXCHANGE AGENT, AND J.P. MORGAN SECURITIES INC., THE DEALER MANAGER FOR THE EXCHANGE OFFER, WHO ARE ALL THE PERSONS TO BE COMPENSATED TO MAKE SOLICITATIONS OR RECOMMENDATIONS IN CONNECTION WITH THE EXCHANGE OFFER.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS, PAGE 72

17. Revise this section to eliminate reference this section being a "summary." Based on the short-form opinion set forth in exhibit 8.1, this section constitutes the opinion of counsel. Revise this section to clarify that the discussion is counsel's opinion.

         Response: WE HAVE REVISED THE SECTION ENTITLED "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" TO ELIMINATE REFERENCES OF THE DISCLOSURE THEREIN BEING A "SUMMARY" AND TO CLARIFY THAT THE DISCUSSION IS OUR OPINION, EXCEPT AS OTHERWISE INDICATED.

18. When rendering its opinion, counsel should be clear as to the degree of uncertainty associated with the tax consequences of the exchange offer. Please revise to clarify the degree of uncertainty. Further, the opinion and this section should not include ambiguous statements such as "we cannot assure." In order to expedite the review process, we recommend that you contact the staff for assistance if necessary.

         Response: WE HAVE REVISED THE SECTION ENTITLED "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" TO CLARIFY THAT COUNSEL IS UNABLE TO RENDER AN OPINION THAT THE EXCHANGE WILL BE TREATED AS A MATERIAL MODIFICATION OF THE OLD NOTES AND TO REMOVE AMBIGUOUS STATEMENTS SUCH AS "WE CANNOT ASSURE." ADDITIONALLY, ALL REFERENCES TO THE POSITION TAKEN BY THE COMPANY WITH RESPECT TO THE TAX TREATMENT OF THE EXCHANGE AND THE OWNERSHIP AND DISPOSITION OF THE SECURITIES ARE EXPRESSED AS BEING FOR THE PURPOSES OF FILING THE COMPANY'S OWN TAX RETURNS AND FOR PROVIDING HOLDERS OF THE NEW NOTES WITH APPROPRIATE TAX INFORMATION. CONFORMING CHANGES HAVE BEEN MADE TO OTHER SECTIONS OF THE PROSPECTUS.

EXHIBIT 8.1

19. If counsel elects to use a short-form opinion, the exhibit and prospectus both must state clearly that the tax discussion in the prospectus is counsel's opinion. A statement that the discussion is accurate is not sufficient.

         Response: WE HAVE ELECTED TO USE A SHORT-FORM OPINION AND HAVE REVISED THE PROSPECTUS AND OUR OPINION TO CLEARLY STATE THAT THE TAX DISCUSSION IN THE PROSPECTUS IS OUR OPINION, EXCEPT AS OTHERWISE INDICATED.

                                     * * * *

         Attached hereto as Exhibit A is an acknowledgement by the Company, the sole filing person, of the various matters set forth in the "Closing Comments" section of the Comment Letter.


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Securities and Exchange Commission
Attn: Michael Pressman
December 20, 2004
Page 7


         We believe that the foregoing, together with the filing of the S-4 Amendment and the TO Amendment, is fully responsive to the Comment Letter. Please direct any further questions or comments to the undersigned.


                                        Very truly yours,

                                        /s/ ROBERT H. WEXLER

                                        Robert H. Wexler

RHW/maj

cc:   Pamela G. Boone
      Ted W. Paris, Esq.



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                                                                       EXHIBIT A


                            MAVERICK TUBE CORPORATION

                                 ACKNOWLEDGEMENT


         The undersigned, Pamela G. Boone, being the Vice President - Finance & Administration, Chief Financial Officer and Secretary, on behalf of Maverick Tube Corporation (the "Company"), hereby acknowledges that:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         2. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

         3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

         IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of December 20, 2004.

                                   MAVERICK TUBE CORPORATION



                                   By: /s/ Pamela G. Boone
                                      ------------------------------------------
                                      Pamela G. Boone
                                      Vice President - Finance & Administration,
                                      Chief Financial Officer and Secretary